Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

First Mining Gold Corp. (the "**Company**")
Suite 2070 – 1188 West Georgia Street
Vancouver, British Columbia V6E 4A2

Item 2. Date of Material Change

June 10, 2020.

Item 3. News Release

A news release was disseminated through ACCESSWIRE on June 11, 2020 and subsequently filed on SEDAR.

Item 4. Summary of Material Change

The Company announced that it, along with Gold Canyon Resources Inc. ("**Gold Canyon**"), a wholly-owned subsidiary of the Company, had entered into a definitive agreement (the "**Silver Purchase Agreement**") with First Majestic Silver Corp. ("**First Majestic**") pursuant to which First Majestic will pay the Company US$22,500,000 in total consideration for the right to purchase 50% of the payable silver produced from the Company's Springpole Gold Project ("**Springpole**" or the "**Project**") for the life of the Project (the "**Stream**").

Item 5. Full Description of Material Change

The Company announced that it, along with Gold Canyon, had entered into a Silver Purchase Agreement with First Majestic pursuant to which First Majestic will purchase 50% of the payable silver produced from Springpole for the life of the Project.

Transaction Consideration

Pursuant to the terms of the Silver Purchase Agreement, in return for its share of payable silver produced from Springpole once production has commenced, First Majestic will make ongoing cash payments to the Company equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the "**Price Cap**"). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at Springpole.

In addition, First Majestic will make the following payments to the Company:

Upfront Consideration

First Majestic will pay the Company US$10,000,000 upon closing of the transaction, with US$2,500,000 of this amount payable in cash, and the remaining US$7,500,000 payable in common shares of First Majestic (the "**First Majestic Shares**") based on the volume-weighted average trading price ("**VWAP**") of the First Majestic Shares on the Toronto Stock Exchange (the "**TSX**") for the 20 trading days up to the day immediately prior to the closing date.

First Milestone Payment

First Majestic will pay the Company an additional US$7,500,000 upon the Company publicly announcing the completion of a positive Pre-Feasibility Study ("**PFS**")for Springpole, with US$3,750,000 of this amount payable in cash, and the remaining US$3,750,000 payable in First Majestic Shares (based on a 20-day VWAP).

Second Milestone Payment

First Majestic will pay the Company a final amount of US$5,000,000 upon the Company receiving approval of either a federal or provincial Environmental Assessment for Springpole, with US$2,500,000 million of this amount payable in cash, and the remaining US$2,500,000 million payable in First Majestic Shares (based on a 20-day VWAP).

All First Majestic Shares issued to the Company in connection with the Silver Purchase Agreement will be subject to a statutory four month plus one day hold period commencing as of the date the shares are issued.

Other Transaction Details

Warrants

The Company will issue issue 30 million common share purchase warrants ("**Warrants**") to First Majestic on the closing date. Each Warrant will entitle First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years

Buyback Right

The Company has the right to repurchase 50% of the Stream for US$22,500,000 million at any time prior to the commencement of commercial production at Springpole.

Right of First Refusal

The Company has granted a right of first refusal to First Majestic with respect to any future silver stream financings for Springpole.

Technical Committee

The Company and First Majestic will form a three-member technical committee (the "**Technical Committee**") comprised of two members from the Company and one member from First Majestic. The Technical Committee will advise the Company on metallurgical testing, process flow sheet development and through the completion of the PFS and Feasibility studies for Springpole.

Transaction Conditions and Timing

First Majestic will need to obtain TSX approval to list the First Majestic Shares that are part of the consideration, and the Company will need to obtain TSX approval to list the common shares of the Company issuable upon exercise of the Warrants. The transaction is expected to close in early July 2020.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

For further information, please contact Daniel W. Wilton, Chief Executive Officer, at 604-639-8832.

Item 9. Date of Report

June 19, 2020.

Cautionary Note Regarding Forward-Looking Statements

This material change report includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this material change report. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this material change report relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events, including with respect to the Silver Purchase Agreement and closing of the transactions contemplated therein. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a

number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to obtain regulatory approval; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.